SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Page | 1

AMBEV REPORTS 2021 THIRD QUARTER RESULTS1

“After achieving all-time high rolling 12 months consolidated volumes in 2Q21, and lapping over a great 3Q20, in 3Q21 we saw continued commercial momentum drive our 7.7% top-line growth and 9.4% EBITDA growth compared to 2020, and 20.8% net revenue growth and 15.6% EBITDA growth against 2019” – Jean Jereissati, CEO

Total Volume (organic)

+ 7.7% vs LY

Most of our markets delivered continued volume growth momentum: Brazil +8.0%, Central America and the Caribbean (“CAC”) +8.9%, Latin America South (“LAS”) +11.7%, while Canada declined 6.6%.

Net Revenue (organic)

+ 20.8% vs LY

Driven by volume performance and net revenue per hectoliter (“NR/hl”) growth of 12.1%. Net revenue grew in Brazil by 17.1%, in CAC by 20.4%, in LAS[2] by 54.5%, while in Canada it declined by 2.4%.

Normalized EBITDA (organic)

+ 9.4% vs LY

Top-line led recovery continues to drive our EBITDA performance, which remains pressed by FX and commodities, and higher SG&A, affected mostly by higher variable compensation accruals.

Normalized Profit

R$ 3,753.3 million

Normalized profit was R$ 3,753.3 million compared to R$ 2,495.9 million in 3Q20 (+50.4%). For YTD21 it totalized R$ 9,477.9 million compared to R$ 5,096.3 million in YTD20 (+86.0%).

Cash flow from operating activities

R$ 6,398.2 million

Cash flow from operating activities was R$ 6,398.2 million compared to R$ 7,079.4 million in 3Q20 (-9.6%). For YTD21 it totaled R$ 11,075.5 million compared to R$ 10,462.2 million in YTD20 (+5.9%).

ESG

In September, we announced the first carbon neutral large brewery and malt plant in Brazil: Ponta Grossa Brewery (PR) and Passo Fundo Malt Plant (RS).

We were chosen as one of the 5 best places to work in Brazil according to Great Place to Work.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2021, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15).

Page | 2

MANAGEMENT COMMENTS

Continued momentum driven by COVID-19 recovery and our consistent commercial strategy

We delivered another strong commercial performance in 3Q21, achieving the highest consolidated volumes in a third quarter on record, delivering strong topline growth of 20.8% on top of a challenging comparable in 3Q20, and 42.9% growth when compared to 3Q19. We continued to grow our volumes by 7.7% versus 3Q20 and 20.8% versus 3Q19, with eight of our top-ten markets already growing above 3Q19. NR/hl grew 12.1% driven by premiumization, innovation, and revenue management initiatives.

Top-line continued to recover ahead of bottom-line. COGS per hectoliter increased 18.5% due to expected FX and commodities impacts. SG&A grew by 19.3%, affected mostly by variable compensation accruals. As a result, Normalized EBITDA increased by 9.4%.

Financial highlights - Ambev consolidated	3Q20	3Q21	% As Reported	% Organic	YTD20	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	42,378.8	45,655.4	7.7%	7.7%	114,855.9	128,993.2	12.3%	12.3%
Net revenue	15,604.5	18,492.6	18.5%	20.8%	39,822.4	50,843.5	27.7%	28.1%
Gross profit	8,181.3	9,239.5	12.9%	14.6%	20,954.2	25,679.8	22.6%	23.2%
% Gross margin	52.4%	50.0%	-240 bps	-270 bps	52.6%	50.5%	-210 bps	-200 bps
Normalized EBITDA	5,073.5	5,468.9	7.8%	9.4%	12,654.2	16,085.4	27.1%	18.8%
% Normalized EBITDA margin	32.5%	29.6%	-290 bps	-310 bps	31.8%	31.6%	-20 bps	-230 bps

Profit	2,359.0	3,712.7	57.4%		4,841.5	9,375.6	93.6%
Normalized profit	2,495.9	3,753.3	50.4%		5,096.3	9,477.9	86.0%
EPS (R$/shares)	0.14	0.23	56.1%		0.29	0.58	97.3%
Normalized EPS (R$/shares)	0.15	0.23	49.1%		0.31	0.58	89.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Looking at the rolling 12-month (“R12M”) period for every quarter since 1Q11, our consolidated volumes have significantly recovered since 3Q20, and in 3Q21 achieved 180 million hectoliters, 8 million hectoliters above the historical peak in 2015. This reflects the continued success of our strategy, the attractiveness of our brand portfolio, and our investments in the long-term growth of our business:

Page | 3

Most countries are delivering continued momentum with beer volume growth above 3Q20 and 3Q19 levels, as shown below:

ESG

Ambev was awarded first place, for the ninth time, in the Food and Beverage sector of the “Valor 1000” yearbook, showcasing the best companies in 26 industries, as well as presenting the ranking of the 1,000 largest companies in Brazil.

Great Place to Work

Ambev was chosen as one of the top 5 places to work in Brazil among large companies, according to the Great Place to Work. Our technology branch, Ambev Tech, was also listed between the best 150 companies in Brazil.

Climate Action

In September, we announced the first carbon neutral large brewery and malt plant in Brazil: Ponta Grossa Brewery (PR) and Passo Fundo Malt Plant (RS). These two plants reached 90% reduction of CO2 emissions and had the remaining 10% emissions neutralized via carbon credits, reducing approximately 9,700 ton of CO2 annually, the equivalent of 1,300 cars removed from the streets in Brazil. We have also reached 100% renewable energy for our breweries in Panama, the Dominican Republic and Guatemala. This is part of our larger decarbonization plan, aiming at a net zero footprint in the coming years.

Page | 4

KEY MARKETS PERFORMANCES

Beer Brazil: solid volume performance over a challenging comparable, driven by COVID-19 recovery and commercial strategy

•	Operating performance: We outperformed the industry for the fifth consecutive quarter according to our estimates, growing volume by 7.5% versus 3Q20 and 34.8% versus 3Q19. We continue to seize our top line momentum with a solid performance in net revenue, growing 16.2%, and NR/hl, growing 8,2%, due primarily to revenue management initiatives and favorable brand mix. EBITDA fell by 8.5% as top-line growth was offset by anticipated transactional FX and commodity headwinds, variable compensation accruals, and sales and marketing investments (the latter with a hard comparable in 3Q20 due to COVID-19 pandemic). In YTD21, our volumes grew by 11.8%, Net revenue increased by 23.6%, with a NR/hl growth of 10.6%, and Normalized EBITDA grew by 0.1%.
•	Commercial highlights: our innovations continue to represent over 20% of revenues, and we over-index in total beer innovations share. Our premium brands, with continued momentum, grew by high teens. We began to roll out Spaten, a Munich Helles style, pure-malt beer, established in 1397, within our Core Plus portfolio. Core brands once again showed their resilience as Skol, Brahma and Antarctica families grew volumes above 3Q20 and 3Q19. BEES continued expanding across the country: we already reach more than 85% of our active customers via the platform, while we once again reached all-time high beer buyers and NPS. Zé Delivery achieved an all-time-high number of operators and fulfilled more than 15 million orders in 3Q21, with a growth trend in the number of orders throughout the quarter. Donus TPV grew 3x versus 2Q21 as we doubled our customer base in 3Q21.
Beer Brazil	3Q20	Scope	Currency Translation	Organic Growth	3Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	21,846.9			1,628.5	23,475.4	7.5%	7.5%

Net revenue	6,650.5			1,080.3	7,730.8	16.2%	16.2%
Net revenue/hl (R$)	304.4			24.9	329.3	8.2%	8.2%
COGS	(3,295.6)			(810.4)	(4,106.0)	24.6%	24.6%
COGS/hl (R$)	(150.8)			(24.1)	(174.9)	15.9%	15.9%
COGS excl. deprec. & amort.	(2,963.7)			(725.0)	(3,688.7)	24.5%	24.5%
COGS/hl excl. deprec. & amort. (R$)	(135.7)			(21.5)	(157.1)	15.8%	15.8%
Gross profit	3,355.0			269.9	3,624.9	8.0%	8.0%
% Gross margin	50.4%				46.9%	-350 bps	-350 bps
SG&A excl. deprec. & amort.	(1,638.4)			(561.1)	(2,199.5)	34.2%	34.2%
SG&A deprec. & amort.	(301.0)			25.4	(275.6)	-8.4%	-8.4%
SG&A total	(1,939.4)			(535.7)	(2,475.1)	27.6%	27.6%
Other operating income/(expenses)	159.8			18.2	178.0	11.4%	11.4%
Normalized EBIT	1,575.3			(247.6)	1,327.7	-15.7%	-15.7%
% Normalized EBIT margin	23.7%				17.2%	-650 bps	-650 bps
Normalized EBITDA	2,208.2			(187.6)	2,020.6	-8.5%	-8.5%
% Normalized EBITDA margin	33.2%				26.1%	-710 bps	-710 bps

Beer Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	58,380.0			6,869.4	65,249.4	11.8%	11.8%

Net revenue	17,233.7			4,071.1	21,304.9	23.6%	23.6%
Net revenue/hl (R$)	295.2			31.3	326.5	10.6%	10.6%
COGS	(8,270.6)			(2,680.5)	(10,951.0)	32.4%	32.4%
COGS/hl (R$)	(141.7)			(26.2)	(167.8)	18.5%	18.5%
COGS excl. deprec. & amort.	(7,291.9)			(2,541.9)	(9,833.7)	34.9%	34.9%
COGS/hl excl. deprec. & amort. (R$)	(124.9)			(25.8)	(150.7)	20.7%	20.7%
Gross profit	8,963.2			1,390.7	10,353.9	15.5%	15.5%
% Gross margin	52.0%				48.6%	-340 bps	-340 bps
SG&A excl. deprec. & amort.	(4,676.7)			(1,588.2)	(6,264.9)	34.0%	34.0%
SG&A deprec. & amort.	(908.7)			87.3	(821.4)	-9.6%	-9.6%
SG&A total	(5,585.4)			(1,500.9)	(7,086.3)	26.9%	26.9%
Other operating income/(expenses)	407.8	1,048.5		63.6	1,519.8	nm	15.6%
Normalized EBIT	3,785.6	1,048.5		(46.7)	4,787.4	26.5%	-1.2%
% Normalized EBIT margin	22.0%				22.5%	50 bps	-450 bps
Normalized EBITDA	5,673.0	1,048.5		4.7	6,726.1	18.6%	0.1%
% Normalized EBITDA margin	32.9%				31.6%	-130 bps	-630 bps

Page | 5

NAB Brazil: Strong commercial performance supported by BEES and our premium brands portfolio, with volumes above 3Q20 and 3Q19

•	Operating performance: Continued recovery of our non-alcoholic business, with net revenue growing 22.4% versus 3Q20 and 25.7% versus 3Q19. Volume grew 9.8% resulting in market share gains according to our estimates. NR/hl increased by 11.5%, driven by revenue management initiatives and favorable brand mix, supported by the gradual recovery of mobility. EBITDA declined by 20.8%, as strong top-line growth was offset by the anticipated transactional FX and commodity headwinds, as well as bonus accrual. In YTD21, our volumes grew by 11.2%. Net revenue increased by 21.5%, with a NR/hl growth of 9.3%, and Normalized EBITDA declined by 7.2%.
•	Commercial highlights: The continued return of out-of-home occasions supported volume growth of our premium brands, particularly in single-serve packaging, driving positive brand mix. Guaraná Antarctica turned 100 years and we announced that by December 2021, 100% of its bottles will be made of recycled PET. NAB portfolio continued to benefit from BEES adoption by our clients, allowing us to reach another all-time high number of buyers.
NAB Brazil	3Q20	Scope	Currency Translation	Organic Growth	3Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,602.7			646.0	7,248.6	9.8%	9.8%

Net revenue	1,034.0			231.7	1,265.6	22.4%	22.4%
Net revenue/hl (R$)	156.6			18.0	174.6	11.5%	11.5%
COGS	(527.2)			(255.2)	(782.3)	48.4%	48.4%
COGS/hl (R$)	(79.8)			(28.1)	(107.9)	35.2%	35.2%
COGS excl. deprec. & amort.	(481.5)			(246.3)	(727.8)	51.1%	51.1%
COGS/hl excl. deprec. & amort. (R$)	(72.9)			(27.5)	(100.4)	37.7%	37.7%
Gross profit	506.8			(23.5)	483.3	-4.6%	-4.6%
% Gross margin	49.0%				38.2%	-1080 bps	-1080 bps
SG&A excl. deprec. & amort.	(302.1)			(50.9)	(353.0)	16.9%	16.9%
SG&A deprec. & amort.	(37.8)			(0.2)	(38.0)	0.5%	0.5%
SG&A total	(339.8)			(51.1)	(391.0)	15.0%	15.0%
Other operating income/(expenses)	68.7			(0.8)	67.9	-1.1%	-1.1%
Normalized EBIT	235.7			(75.4)	160.2	-32.0%	-32.0%
% Normalized EBIT margin	22.8%				12.7%	-1010 bps	-1010 bps
Normalized EBITDA	319.1			(66.3)	252.7	-20.8%	-20.8%
% Normalized EBITDA margin	30.9%				20.0%	-1090 bps	-1090 bps

NAB Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	18,184.2			2,040.8	20,225.0	11.2%	11.2%

Net revenue	2,830.6			609.7	3,440.3	21.5%	21.5%
Net revenue/hl (R$)	155.7			14.4	170.1	9.3%	9.3%
COGS	(1,483.5)			(536.8)	(2,020.3)	36.2%	36.2%
COGS/hl (R$)	(81.6)			(18.3)	(99.9)	22.4%	22.4%
COGS excl. deprec. & amort.	(1,340.1)			(524.9)	(1,865.0)	39.2%	39.2%
COGS/hl excl. deprec. & amort. (R$)	(73.7)			(18.5)	(92.2)	25.1%	25.1%
Gross profit	1,347.1			72.9	1,420.0	5.4%	5.4%
% Gross margin	47.6%				41.3%	-630 bps	-630 bps
SG&A excl. deprec. & amort.	(854.7)			(152.5)	(1,007.2)	17.8%	17.8%
SG&A deprec. & amort.	(117.5)			8.7	(108.7)	-7.4%	-7.4%
SG&A total	(972.2)			(143.7)	(1,115.9)	14.8%	14.8%
Other operating income/(expenses)	124.0	170.7		12.9	307.6	148.0%	10.4%
Normalized EBIT	498.9	170.7		(58.0)	611.6	22.6%	-11.6%
% Normalized EBIT margin	17.6%				17.8%	20 bps	-480 bps
Normalized EBITDA	759.8	170.7		(54.8)	875.7	15.3%	-7.2%
% Normalized EBITDA margin	26.8%				25.5%	-130 bps	-630 bps

Page | 6

BRAZIL

Brazil	3Q20	Scope	Currency Translation	Organic Growth	3Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	28,449.6			2,274.5	30,724.1	8.0%	8.0%

Net revenue	7,684.5			1,311.9	8,996.5	17.1%	17.1%
Net revenue/hl (R$)	270.1			22.7	292.8	8.4%	8.4%
COGS	(3,822.7)			(1,065.6)	(4,888.3)	27.9%	27.9%
COGS/hl (R$)	(134.4)			(24.7)	(159.1)	18.4%	18.4%
COGS excl. deprec. & amort.	(3,445.2)			(971.3)	(4,416.5)	28.2%	28.2%
COGS/hl excl. deprec. & amort. (R$)	(121.1)			(22.6)	(143.7)	18.7%	18.7%
Gross profit	3,861.8			246.4	4,108.2	6.4%	6.4%
% Gross margin	50.3%				45.7%	-460 bps	-460 bps
SG&A excl. deprec. & amort.	(1,940.5)			(612.0)	(2,552.5)	31.5%	31.5%
SG&A deprec. & amort.	(338.8)			25.2	(313.6)	-7.4%	-7.4%
SG&A total	(2,279.3)			(586.8)	(2,866.1)	25.7%	25.7%
Other operating income/(expenses)	228.4			17.4	245.8	7.6%	7.6%
Normalized EBIT	1,810.9			(323.0)	1,488.0	-17.8%	-17.8%
% Normalized EBIT margin	23.6%				16.5%	-710 bps	-710 bps
Normalized EBITDA	2,527.3			(254.0)	2,273.3	-10.0%	-10.0%
% Normalized EBITDA margin	32.9%				25.3%	-760 bps	-760 bps

Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	76,564.2			8,910.3	85,474.4	11.6%	11.6%

Net revenue	20,064.3			4,680.9	24,745.2	23.3%	23.3%
Net revenue/hl (R$)	262.1			27.4	289.5	10.5%	10.5%
COGS	(9,754.1)			(3,217.3)	(12,971.4)	33.0%	33.0%
COGS/hl (R$)	(127.4)			(24.4)	(151.8)	19.1%	19.1%
COGS excl. deprec. & amort.	(8,632.0)			(3,066.8)	(11,698.7)	35.5%	35.5%
COGS/hl excl. deprec. & amort. (R$)	(112.7)			(24.1)	(136.9)	21.4%	21.4%
Gross profit	10,310.3			1,463.6	11,773.9	14.2%	14.2%
% Gross margin	51.4%				47.6%	-380 bps	-380 bps
SG&A excl. deprec. & amort.	(5,531.4)			(1,740.6)	(7,272.1)	31.5%	31.5%
SG&A deprec. & amort.	(1,026.2)			96.0	(930.1)	-9.4%	-9.4%
SG&A total	(6,557.6)			(1,644.6)	(8,202.2)	25.1%	25.1%
Other operating income/(expenses)	531.8	1,219.2		76.4	1,827.4	nm	14.4%
Normalized EBIT	4,284.5	1,219.2		(104.6)	5,399.0	26.0%	-2.4%
% Normalized EBIT margin	21.4%				21.8%	40 bps	-450 bps
Normalized EBITDA	6,432.7	1,219.2		(50.1)	7,601.8	18.2%	-0.8%
% Normalized EBITDA margin	32.1%				30.7%	-140 bps	-630 bps

Page | 7

Central America and the Caribbean (CAC): premiumization and BEES driving consistent top-line growth

•	Operating performance: Net revenue grew by 20.4% driven by a solid performance across our top-three countries (Dominican Republic, Panama and Guatemala), showing strong business fundamentals amid COVID-19 pandemic recovery. Volume grew by 8.9%, while NR/hl grew 10.6%, driven by revenue management initiatives, premiumization and BEES. SG&A expenses were stable at 0.4% due to S&M investments, higher distribution costs as a result of growing volumes, offset by administrative expenses savings. In YTD21, our volumes grew by 23.5%. Net revenue increased by 37.2%, with a NR/hl growth of 11.2% and Normalized EBITDA grew by 34.0%.
•	Commercial highlights: above core brands portfolio momentum continues to drive volume growth in CAC markets. Our premium portfolio delivered strong volume growth led by Corona, followed by Michelob Ultra. Modelo, our Core Plus brand, is expanding its presence, especially in the Dominican Republic.
CAC	3Q20	Scope	Currency Translation	Organic Growth	3Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,105.2			276.7	3,381.9	8.9%	8.9%

Net revenue	2,064.8		(89.2)	421.4	2,397.0	16.1%	20.4%
Net revenue/hl (R$)	664.9		(26.4)	70.2	708.8	6.6%	10.6%
COGS	(901.4)		44.3	(246.1)	(1,103.2)	22.4%	27.3%
COGS/hl (R$)	(290.3)		13.1	(49.0)	(326.2)	12.4%	16.9%
COGS excl. deprec. & amort.	(792.7)		39.3	(254.9)	(1,008.3)	27.2%	32.2%
COGS/hl excl. deprec. & amort. (R$)	(255.3)		11.6	(54.5)	(298.1)	16.8%	21.3%
Gross profit	1,163.3		(44.9)	175.3	1,293.8	11.2%	15.1%
% Gross margin	56.3%				54.0%	-230 bps	-250 bps
SG&A excl. deprec. & amort.	(364.0)		21.7	(45.4)	(387.7)	6.5%	12.5%
SG&A deprec. & amort.	(88.0)		3.5	43.6	(41.0)	-53.5%	-49.5%
SG&A total	(452.0)		25.2	(1.9)	(428.7)	-5.2%	0.4%
Other operating income/(expenses)	(5.8)		(0.1)	11.7	5.7	-198.9%	nm
Normalized EBIT	705.5		(19.7)	185.1	870.9	23.4%	26.2%
% Normalized EBIT margin	34.2%				36.3%	210 bps	160 bps
Normalized EBITDA	902.3		(28.2)	132.7	1,006.8	11.6%	14.7%
% Normalized EBITDA margin	43.7%				42.0%	-170 bps	-210 bps

CAC	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,943.0			1,863.4	9,806.4	23.5%	23.5%

Net revenue	4,876.6		324.9	1,816.5	7,018.1	43.9%	37.2%
Net revenue/hl (R$)	614.0		33.1	68.6	715.7	16.6%	11.2%
COGS	(2,239.7)		(152.2)	(898.0)	(3,289.9)	46.9%	40.1%
COGS/hl (R$)	(282.0)		(15.5)	(38.0)	(335.5)	19.0%	13.5%
COGS excl. deprec. & amort.	(1,930.4)		(137.5)	(906.5)	(2,974.4)	54.1%	47.0%
COGS/hl excl. deprec. & amort. (R$)	(243.0)		(14.0)	(46.3)	(303.3)	24.8%	19.0%
Gross profit	2,637.0		172.7	918.6	3,728.2	41.4%	34.8%
% Gross margin	54.1%				53.1%	-100 bps	-100 bps
SG&A excl. deprec. & amort.	(948.6)		(63.8)	(265.8)	(1,278.2)	34.7%	28.0%
SG&A deprec. & amort.	(182.6)		(7.8)	29.4	(161.1)	-11.8%	-16.1%
SG&A total	(1,131.3)		(71.6)	(236.4)	(1,439.3)	27.2%	20.9%
Other operating income/(expenses)	(18.9)		0.6	28.1	9.8	-151.6%	-148.5%
Normalized EBIT	1,486.8		101.7	710.3	2,298.7	54.6%	47.8%
% Normalized EBIT margin	30.5%				32.8%	230 bps	230 bps
Normalized EBITDA	1,978.7		124.2	672.3	2,775.2	40.3%	34.0%
% Normalized EBITDA margin	40.6%				39.5%	-110 bps	-100 bps

Page | 8

Latin America South (LAS)3: strong topline momentum with EBITDA growth and margin recovery

•	Operating performance: Strong volume growth of 11.7% in LAS was driven by good performances from our Argentina, Chile, and Paraguay businesses, while Bolivia continued recovery as COVID-19 restrictions gradually eased. Growth of our above core brands, especially in Argentina and Chile, coupled with revenue management initiatives, led to NR/hl growth of 38.3%. Top-line performance helped offset cost pressures, leading once again to gross margin and EBITDA margin expansion. In YTD21, our volumes grew by 15.7%. Net revenue increased by 58.7%, with a NR/hl growth of 37.2%, and Normalized EBITDA grew by 74.6% with margin expansion.
•	Commercial highlights: In Chile, our commercial performance continues to be boosted by our new Route-to-Market with Coca-Cola bottlers, achieving market share gains and strong growth of our Corona brand. Corona grew double digits in all LAS countries, leading our premium brands portfolio growth. We continued the successful rollout of BEES in Paraguay and Argentina, where marketplace is already fully rolled out in our DDCs.
LAS	3Q20	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	3Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,858.6				922.0	8,780.5	11.7%	11.7%

Net revenue	2,956.5		(419.2)	86.4	1,571.4	4,195.0	41.9%	54.5%
Net revenue/hl (R$)	376.2		(47.7)	5.4	143.9	477.8	27.0%	38.3%
COGS	(1,569.9)		235.4	(35.6)	(716.7)	(2,086.8)	32.9%	46.7%
COGS/hl (R$)	(199.8)		26.8	(2.3)	(62.4)	(237.7)	19.0%	31.3%
COGS excl. deprec. & amort.	(1,372.8)		210.0	(31.6)	(665.0)	(1,859.4)	35.4%	49.4%
COGS/hl excl. deprec. & amort. (R$)	(174.7)		23.9	(2.0)	(59.0)	(211.8)	21.2%	33.8%
Gross profit	1,386.6		(183.8)	50.8	854.7	2,108.2	52.0%	63.4%
% Gross margin	46.9%					50.3%	340 bps	270 bps
SG&A excl. deprec. & amort.	(740.2)		113.8	(22.8)	(368.4)	(1,017.5)	37.5%	51.1%
SG&A deprec. & amort.	(90.5)		9.6	(1.2)	(6.7)	(88.8)	-1.8%	7.7%
SG&A total	(830.7)		123.4	(24.0)	(375.1)	(1,106.3)	33.2%	46.4%
Other operating income/(expenses)	(40.0)		(5.4)	0.4	58.2	13.3	-133.3%	-149.4%
Normalized EBIT	515.9		(65.8)	27.2	537.8	1,015.2	96.8%	107.4%
% Normalized EBIT margin	17.5%					24.2%	670 bps	590 bps
Normalized EBITDA	803.6		(100.8)	32.4	596.3	1,331.5	65.7%	76.4%
% Normalized EBITDA margin	27.2%					31.7%	450 bps	390 bps

LAS	YTD20	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	22,575.7				3,533.7	26,109.4	15.7%	15.7%

Net revenue	7,940.3		(1,670.4)		4,661.7	10,931.6	37.7%	58.7%
Net revenue/hl (R$)	351.7		(64.0)		130.9	418.7	19.0%	37.2%
COGS	(4,104.2)		669.3		(2,136.9)	(5,571.8)	35.8%	52.1%
COGS/hl (R$)	(181.8)		25.6		(57.2)	(213.4)	17.4%	31.5%
COGS excl. deprec. & amort.	(3,532.0)		562.2		(1,992.6)	(4,962.4)	40.5%	56.4%
COGS/hl excl. deprec. & amort. (R$)	(156.5)		21.5		(55.1)	(190.1)	21.5%	35.2%
Gross profit	3,836.1		(1,001.2)		2,524.8	5,359.8	39.7%	65.8%
% Gross margin	48.3%					49.0%	70 bps	220 bps
SG&A excl. deprec. & amort.	(2,093.5)		468.7		(1,062.1)	(2,686.9)	28.3%	50.7%
SG&A deprec. & amort.	(254.7)		43.1		(32.9)	(244.6)	-4.0%	12.9%
SG&A total	(2,348.2)		511.8		(1,095.0)	(2,931.5)	24.8%	46.6%
Other operating income/(expenses)	(65.5)		1.7		71.2	7.4	-111.3%	-108.7%
Normalized EBIT	1,422.4		(487.7)		1,501.0	2,435.7	71.2%	105.5%
% Normalized EBIT margin	17.9%					22.3%	440 bps	530 bps
Normalized EBITDA	2,249.2		(637.8)		1,678.3	3,289.7	46.3%	74.6%
% Normalized EBITDA margin	28.3%					30.1%	180 bps	290 bps

3 Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

Page | 9

Canada4: Solid NR/hl growth coupled with expenses management helped to offset volume shortfall driven by a weak industry performance and supply chain constraints

•	Operating performance: A weakened beer industry given persistent restrictions, paired with some supply chain constraints, drove our 6.6% volume decline. We managed to deliver a flat EBITDA versus 3Q20, through a combination of solid NR/hl growth of 4.5% and SG&A expense management which offset COGS/hl commodity headwinds. In YTD21, our volumes fell by 2.3%. However, Net revenue increased by 0.5%, with a NR/hl growth of 2.8%, and Normalized EBITDA also grew by 4.2%.
•	Commercial highlights: brand power grew led by our above core portfolio where Corona remains the most appealing brand in Canada and grew volumes versus 3Q20 and 3Q19. Outperformance of our premium and beyond beer brands translated into positive brand mix.
Canada	3Q20	Scope	Currency Translation	Organic Growth	3Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,965.5			(196.6)	2,768.9	-6.6%	-6.6%

Net revenue	2,898.7	0.8	75.2	(70.7)	2,904.1	0.2%	-2.4%
Net revenue/hl (R$)	977.5	0.3	27.2	43.9	1,048.8	7.3%	4.5%
COGS	(1,129.1)	(1.9)	(28.0)	(15.7)	(1,174.7)	4.0%	1.4%
COGS/hl (R$)	(380.7)	(0.6)	(10.1)	(32.8)	(424.3)	11.4%	8.6%
COGS excl. deprec. & amort.	(1,062.0)	(0.7)	(27.4)	(10.5)	(1,100.6)	3.6%	1.0%
COGS/hl excl. deprec. & amort. (R$)	(358.1)	(0.2)	(9.9)	(29.2)	(397.5)	11.0%	8.2%
Gross profit	1,769.7	(1.1)	47.2	(86.4)	1,729.4	-2.3%	-4.9%
% Gross margin	61.0%				59.5%	-150 bps	-150 bps
SG&A excl. deprec. & amort.	(981.7)	(5.2)	(24.2)	79.3	(931.9)	-5.1%	-8.1%
SG&A deprec. & amort.	(59.1)		(0.8)	1.1	(58.8)	-0.4%	-1.9%
SG&A total	(1,040.8)	(5.2)	(25.1)	80.4	(990.7)	-4.8%	-7.7%
Other operating income/(expenses)	(14.6)	0.1	(1.6)	1.9	(14.3)	-2.6%	-12.9%
Normalized EBIT	714.2	(6.2)	20.5	(4.2)	724.4	1.4%	-0.6%
% Normalized EBIT margin	24.6%				24.9%	30 bps	50 bps
Normalized EBITDA	840.4	(5.0)	22.0	(0.0)	857.4	2.0%	0.0%
% Normalized EBITDA margin	29.0%				29.5%	50 bps	70 bps

Canada	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,773.0	6.5		(176.5)	7,602.9	-2.2%	-2.3%

Net revenue	6,941.2	7.5	1,164.6	35.5	8,148.7	17.4%	0.5%
Net revenue/hl (R$)	893.0	0.2	153.2	25.4	1,071.8	20.0%	2.8%
COGS	(2,770.3)	(5.0)	(475.7)	(79.6)	(3,330.7)	20.2%	2.9%
COGS/hl (R$)	(356.4)	(0.3)	(62.6)	(18.8)	(438.1)	22.9%	5.3%
COGS excl. deprec. & amort.	(2,588.1)	(3.8)	(443.6)	(69.7)	(3,105.2)	20.0%	2.7%
COGS/hl excl. deprec. & amort. (R$)	(333.0)	(0.2)	(58.4)	(16.9)	(408.4)	22.7%	5.1%
Gross profit	4,170.9	2.4	688.8	(44.2)	4,818.0	15.5%	-1.1%
% Gross margin	60.1%				59.1%	-100 bps	-90 bps
SG&A excl. deprec. & amort.	(2,316.4)	(8.7)	(371.2)	92.4	(2,603.9)	12.4%	-4.0%
SG&A deprec. & amort.	(153.8)		(25.1)	3.4	(175.5)	14.1%	-2.2%
SG&A total	(2,470.2)	(8.7)	(396.3)	95.9	(2,779.3)	12.5%	-3.9%
Other operating income/(expenses)	(43.2)	0.1	(3.0)	25.1	(21.0)	-51.4%	-58.1%
Normalized EBIT	1,657.5	(6.1)	289.5	76.8	2,017.7	21.7%	4.6%
% Normalized EBIT margin	23.9%				24.8%	90 bps	100 bps
Normalized EBITDA	1,993.6	(4.9)	346.7	83.3	2,418.6	21.3%	4.2%
% Normalized EBITDA margin	28.7%				29.7%	100 bps	110 bps

4 The scope change in Canada refers to the acquisition, in January 2020, of G&W Distilling Inc, a company that produces a portfolio of ready-to-drink beverages.

Page | 10

AMBEV CONSOLIDATED

Ambev	3Q20	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	3Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	42,378.8				3,276.6	45,655.4	7.7%	7.7%

Net revenue	15,604.5	0.8	(433.2)	86.4	3,234.1	18,492.6	18.5%	20.8%
Net revenue/hl (R$)	368.2	0.0	(9.5)	1.6	44.7	405.0	10.0%	12.1%
COGS	(7,423.1)	(1.9)	251.8	(35.6)	(2,044.2)	(9,253.1)	24.7%	27.7%
COGS/hl (R$)	(175.2)	(0.0)	5.5	(0.6)	(32.4)	(202.7)	15.7%	18.5%
COGS excl. deprec. & amort.	(6,672.7)	(0.7)	222.0	(31.6)	(1,901.7)	(8,384.8)	25.7%	28.6%
COGS/hl excl. deprec. & amort. (R$)	(157.5)	(0.0)	4.9	(0.5)	(30.5)	(183.7)	16.6%	19.4%
Gross profit	8,181.3	(1.1)	(181.4)	50.8	1,189.9	9,239.5	12.9%	14.6%
% Gross margin	52.4%					50.0%	-240 bps	-270 bps
SG&A excl. deprec. & amort.	(4,026.3)	(5.2)	111.3	(22.8)	(946.5)	(4,889.5)	21.4%	23.6%
SG&A deprec. & amort.	(576.4)		12.3	(1.2)	63.1	(502.2)	-12.9%	-11.0%
SG&A total	(4,602.8)	(5.2)	123.6	(24.0)	(883.4)	(5,391.8)	17.1%	19.3%
Other operating income/(expenses)	168.0	0.1	(7.1)	0.4	89.2	250.6	49.2%	52.8%
Normalized EBIT	3,746.6	(6.2)	(65.0)	27.2	395.8	4,098.4	9.4%	10.6%
% Normalized EBIT margin	24.0%					22.2%	-180 bps	-200 bps
Exceptional items above EBITDA	(159.8)		2.1	(1.0)	78.3	(80.4)	-49.7%	-49.3%
Net finance results	(1,144.8)					(876.2)	-23.5%
Share of results of joint ventures	(11.0)					(19.3)	75.8%
Income tax expense	(72.1)					590.3	nm

Profit	2,359.0					3,712.7	57.4%
Attributable to Ambev holders	2,274.8					3,552.5	56.2%
Attributable to non-controlling interests	84.2					160.2	90.3%

Normalized profit	2,495.9					3,753.3	50.4%
Attributable to Ambev holders	2,409.3					3,625.6	50.5%

Normalized EBITDA	5,073.5	(5.0)	(107.1)	32.4	475.1	5,468.9	7.8%	9.4%
% Normalized EBITDA margin	32.5%					29.6%	-290 bps	-310 bps

Ambev	YTD20	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	114,855.9	6.5			14,130.9	128,993.2	12.3%	12.3%

Net revenue	39,822.4	7.5	(180.9)		11,194.6	50,843.5	27.7%	28.1%
Net revenue/hl (R$)	346.7	0.0	(1.4)		48.8	394.2	13.7%	14.1%
COGS	(18,868.2)	(5.0)	41.3		(6,331.8)	(25,163.7)	33.4%	33.6%
COGS/hl (R$)	(164.3)	(0.0)	0.3		(31.1)	(195.1)	18.7%	18.9%
COGS excl. deprec. & amort.	(16,682.5)	(3.8)	(18.9)		(6,035.5)	(22,740.7)	36.3%	36.2%
COGS/hl excl. deprec. & amort. (R$)	(145.2)	(0.0)	(0.1)		(30.9)	(176.3)	21.4%	21.3%
Gross profit	20,954.2	2.4	(139.6)		4,862.8	25,679.8	22.6%	23.2%
% Gross margin	52.6%					50.5%	-210 bps	-200 bps
SG&A excl. deprec. & amort.	(10,889.9)	(8.7)	33.7		(2,976.1)	(13,841.0)	27.1%	27.3%
SG&A deprec. & amort.	(1,617.3)		10.2		95.9	(1,511.3)	-6.6%	-5.9%
SG&A total	(12,507.2)	(8.7)	43.9		(2,880.2)	(15,352.2)	22.7%	23.0%
Other operating income/(expenses)	404.2	1,219.3	(0.7)		200.8	1,823.5	nm	49.7%
Normalized EBIT	8,851.2	1,213.1	(96.5)		2,183.4	12,151.1	37.3%	24.7%
% Normalized EBIT margin	22.2%					23.9%	170 bps	-60 bps
Exceptional items above EBITDA	(311.8)		14.8		59.5	(237.4)	-23.8%	-19.1%
Net finance results	(3,475.4)					(2,217.8)
Share of results of joint ventures	(33.9)					(40.9)
Income tax expense	(188.6)					(279.3)

Profit	4,841.5					9,375.6	93.6%
Attributable to Ambev holders	4,593.4					9,063.7	97.3%
Attributable to non-controlling interests	248.2					311.9	25.7%

Normalized profit	5,096.3					9,477.9	86.0%
Attributable to Ambev holders	4,844.1					9,274.1	91.4%

Normalized EBITDA	12,654.2	1,214.3	(166.9)		2,383.7	16,085.4	27.1%	18.8%
% Normalized EBITDA margin	31.8%					31.6%	-20 bps	-230 bps

Page | 11

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	3Q20	3Q21	YTD20	YTD21
R$ million

Government grants/NPV of long term fiscal incentives	207.4	229.2	481.9	579.4
Credits/(debits) extemporaneous taxes		(0.3)		1,218.9
(Additions to)/reversals of provisions	(5.8)	(6.6)	(34.0)	(28.0)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	(20.9)	7.0	(22.2)	18.3
Net other operating income/(expenses)	(12.7)	21.3	(21.6)	34.9

Other operating income/(expenses)	168.0	250.6	404.2	1,823.5

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks, and enhanced cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional Items	3Q20	3Q21	YTD20	YTD21
R$ million

Costs from business combination	(0.8)		(17.5)
Restructuring	(43.6)	(44.8)	(93.7)	(121.5)
IAS 29/CPC 42 (hyperinflation) application effect	(2.9)	(2.9)	(3.4)	(6.7)
COVID-19 impact	(111.6)	(32.7)	(183.1)	(109.3)
Other	(0.8)		(14.1)

Exceptional Items	(159.8)	(80.4)	(311.8)	(237.4)

Page | 12

NET FINANCE RESULTS

Net finance results in 3Q21 improved by R$ 268.6 million compared to 3Q20, broken down as follows:

•	Interest income totaled R$ 173 million, mainly explained by: (i) interest income on cash balance investments mainly in Brazil of R$ 84 million, and (ii) interest rate update on Tax Credits of R$ 62 million.
•	Interest expense totaled R$ 351 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 150 million, (ii) fiscal incentives interest accruals of R$ 47 million, (iii) CND put option interest accruals of R$ 40 million, and (iv) lease liabilities interest accruals of R$ 33 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 606 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 630 million in Argentina, with approximately 37% carry cost, (ii) hedging carry costs related to our FX exposure of USD 1.6 billion in Brazil, with approximately 5% carry cost, and (iii) equity swap mark-to-market losses of R$ 29 million.
•	Losses on non-derivative instruments of approximately R$ 100 million, mainly explained by losses on balance sheet consolidation (intercompany and third-party payables).
•	Taxes on financial transactions of R$ 46 million mainly impacted by taxes on interest income.
•	Other financial expenses of R$ 197 million, mainly explained by accruals on legal contingencies.
•	Non-cash financial income of R$ 251 million resulting from the adoption of Hyperinflation Accounting in Argentina.

Net finance results	3Q20	3Q21	YTD20	YTD21
R$ million

Interest income	72.8	173.4	370.2	801.0
Interest expenses	(539.3)	(351.2)	(1,397.9)	(989.3)
Gains/(losses) on derivative instruments	(562.7)	(606.3)	(1,710.7)	(1,677.4)
Gains/(losses) on non-derivative instruments	(46.2)	(99.9)	(403.0)	(375.3)
Taxes on financial transactions	(44.4)	(46.2)	(179.9)	(114.9)
Other financial income/(expenses), net	(118.7)	(196.6)	(412.7)	(516.2)
Hyperinflation Argentina	93.6	250.5	258.6	654.3

Net finance results	(1,144.8)	(876.2)	(3,475.4)	(2,217.8)

Page | 13

DEBT BREAKDOWN

Debt breakdown	December 31, 2020			September 30, 2021
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,232.7	1,622.1	3,854.8	744.5	1,663.1	2,407.6
Foreign Currency	506.1	431.4	937.4	144.8	475.3	620.1
Consolidated Debt	2,738.8	2,053.5	4,792.2	889.3	2,138.5	3,027.7

Cash and Cash Equivalents less Bank Overdrafts			17,090.3			17,744.6
Current Investment Securities			1,700.0			2,044.6

Net debt/(cash)			(13,998.1)			(16,761.5)

PROVISION FOR INCOME TAX & SOCIAL

On September 24, 2021, the Brazilian Supreme Court decided that interest over claims (including tax credits recognized in 2019, 2020 and 2Q21) is not taxable for the Corporate Income Tax purposes since its nature is not an income, but rather an indemnity. This resulted in a total reversion of approximately R$ 754 million of Deferred Taxes Liabilities in 3Q21. For further references please see Note 21 of our Financial Statements.

The table below demonstrates the tax and social contribution provision.

Income tax and social contribution	3Q20	3Q21	YTD20	YTD21
R$ million

Profit before tax	2,431.0	3,122.5	5,030.1	9,655.0

Adjustment on taxable basis
Non-taxable other income (i)	(0.1)	(465.1)	(0.1)	(465.1)
Government grants (VAT)	(451.5)	(499.6)	(1,205.8)	(1,306.2)
Share of results of joint ventures	11.0	19.3	33.9	40.9
Expenses not deductible	33.7	16.8	67.8	59.3
Taxation in universal basis	48.5	(275.9)	(110.3)	(388.0)
	2,072.8	1,918.0	3,815.6	7,595.9
Aggregated weighted nominal tax rate	28.3%	24.6%	27.5%	27.6%
Taxes – nominal rate	(585.6)	(470.9)	(1,048.5)	(2,095.5)

Adjustment on tax expense
Income tax incentive	88.7	91.2	120.0	172.1
Tax benefit - interest on shareholders' equity	502.6	549.5	1,177.9	1,580.7
Tax benefit - amortization on tax books	19.4	19.4	58.1	58.1
Withholding income tax	(140.8)	(169.5)	(555.9)	(482.5)
Argentina's hyperinflation effect	(18.3)	(25.2)	(47.8)	(86.3)
Other tax adjustments	62.0	595.8	107.6	574.1

Income tax and social contribution expense	(72.1)	590.3	(188.6)	(279.3)
Effective tax rate	3.0%	-18.9%	3.7%	2.9%

(i) Balances adjusted for comparative purposes.

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2021.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,911,349	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,398,257,003	27.9%
Outstanding	15,737,155,653	100.0%
Treasury	4,299,542
TOTAL	15,741,455,195
Free float B3	2,943,808,785	18.7%
Free float NYSE	1,454,448,218	9.2%

Page | 14

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., September 30, 2021 closing rate for 3Q21 and YTD21 results).

The YTD21 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the YTD21 results against a dedicated line in the finance results, and (ii) the difference between the translation of the YTD21 results at the closing exchange rate of September 30, 2021, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 3Q21 results under Hyperinflation Accounting are calculated as the difference between reported YTD21 and HY21 results.

The impacts in 3Q20, YTD20, 3Q21 and YTD21 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	3Q20	3Q21	YTD20	YTD21
Indexation(1)	244.4	357.9	393.8	707.9
Currency(2)	(150.7)	255.2	(51.9)	(244.4)
Total Impact	93.7	613.1	341.9	463.5

Normalized EBITDA
R$ million	3Q20	3Q21	YTD20	YTD21
Indexation(1)	82.9	113.6	126.8	222.8
Currency(2)	(46.2)	84.4	(16.1)	(80.4)
Total Impact	36.7	198.0	110.7	142.4

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 3Q21, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 250.5 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 0.9 million; (iii) a positive impact on the Normalized Profit of R$ 2.8 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

In YTD21, the consequences of the transition were (i) a positive R$ 654.3 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 236.4 million; (iii) a negative impact on the Normalized Profit of R$ 232.8 million; and (iv) negative impact of R$ 0.02 on EPS and negative impact of R$ 0.01 on Normalized EPS.

The 3Q21 results are calculated by deducting from the YTD results the HY results as published. Consequently, LAS and Consolidated 3Q21 and 3Q20 results are impacted by the adjustment of HY results for the cumulative

Page | 15

inflation between June 30 and September 30, as well as by the translation of HY results at the YTD closing exchange rate, of September 30, as follows:

LAS - 6M As Reported	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	7,940.3		(1,670.4)	4,661.7	10,931.6	58.7%
COGS	(4,104.2)		669.3	(2,136.9)	(5,571.8)	52.1%
COGS excl. deprec. & amort.	(3,532.0)		562.2	(1,992.6)	(4,962.4)	56.4%
Gross profit	3,836.1		(1,001.2)	2,524.8	5,359.8	65.8%
SG&A excl. deprec. & amort.	(2,093.5)		468.7	(1,062.1)	(2,686.9)	50.7%
SG&A deprec. & amort.	(254.7)		43.1	(32.9)	(244.6)	12.9%
SG&A total	(2,348.2)		511.8	(1,095.0)	(2,931.5)	46.6%
Other operating income/(expenses)	(65.5)		1.7	71.2	7.4	-108.7%
Normalized EBIT	1,422.4		(487.7)	1,501.0	2,435.7	105.5%
Normalized EBITDA	2,249.2		(637.8)	1,678.3	3,289.7	74.6%

LAS - 6M Recalculated at YTD Exchange Rates	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	8,011.9		(1,336.0)	4,748.1	11,424.0	59.3%
COGS	(4,137.7)		523.0	(2,172.5)	(5,787.2)	52.5%
COGS excl. deprec. & amort.	(3,560.0)		436.2	(2,024.2)	(5,148.0)	56.9%
Gross profit	3,874.2		(813.0)	2,575.6	5,636.9	66.5%
SG&A excl. deprec. & amort.	(2,112.8)		379.7	(1,084.9)	(2,818.0)	51.3%
SG&A deprec. & amort.	(257.4)		34.8	(34.2)	(256.7)	13.3%
SG&A total	(2,370.2)		414.5	(1,119.0)	(3,074.7)	47.2%
Other operating income/(expenses)	(66.5)		0.5	71.6	5.6	-107.7%
Normalized EBIT	1,437.5		(398.0)	1,528.2	2,567.7	106.3%
Normalized EBITDA	2,272.6		(519.7)	1,710.7	3,463.6	75.3%

LAS - 6M Recalculation Impact in 3Q	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	71.6		334.4	86.4	492.4
COGS	(33.5)		(146.3)	(35.6)	(215.4)
COGS excl. deprec. & amort.	(28.0)		(126.1)	(31.6)	(185.6)
Gross profit	38.1		188.2	50.8	277.1
SG&A excl. deprec. & amort.	(19.3)		(89.1)	(22.8)	(131.1)
SG&A deprec. & amort.	(2.7)		(8.3)	(1.2)	(12.2)
SG&A total	(22.0)		(97.3)	(24.0)	(143.3)
Other operating income/(expenses)	(1.0)		(1.2)	0.4	(1.8)
Normalized EBIT	15.2		89.7	27.2	132.0
Normalized EBITDA	23.4		118.1	32.4	173.9

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 6M Impact”. Organic percentage growth rates for 3Q21 are calculated by considering the “Organic growth” reported in the tables in the applicable sections, over 3Q20 base adjusted for the 6M20 recalculation.

Page | 16

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q20	3Q21	YTD20	YTD21
R$ million

Profit - Ambev holders	2,274.8	3,552.5	4,593.4	9,063.7
Non-controlling interest	84.2	160.2	248.2	311.9
Income tax expense	72.1	(590.3)	188.6	279.3
Profit before taxes	2,431.0	3,122.5	5,030.1	9,655.0
Share of results of joint ventures	11.0	19.3	33.9	40.9
Net finance results	1,144.8	876.2	3,475.4	2,217.8
Exceptional items	159.8	80.4	311.8	237.4
Normalized EBIT	3,746.6	4,098.4	8,851.2	12,151.1
Depreciation & amortization - total	1,326.9	1,370.5	3,803.1	3,934.2
Normalized EBITDA	5,073.5	5,468.9	12,654.2	16,085.4

Page | 17

Q3 2021 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	October 28, 2021 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

Phone number:	Brazil participants	+ 55 (11) 3181-8565
	US participants	+ 1 (844) 204-8942
	International participants	+ 1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet. Please access the following links:

English: https://webcastlite.mziq.com/cover.html?webcastId=3796f21c-a279-4eb3-bb4b-673be5fa6385

Portuguese: https://webcastlite.mziq.com/cover.html?webcastId=ca04fba0-673e-4a20-a2e2-85e1cf8d3eb8

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Juan M. Paz	Matthew Chacon Dowd

Guilherme.yokaichiya@ambev.com.br	juan.paz@ambev.com.br	matthew.chacon@ab-inbev.com

ri.ambev.com.br

Page | 18

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2020 (3Q20). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page | 19

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q20	3Q21%		3Q20	3Q21%		3Q20	3Q21%		3Q20	3Q21%		3Q20	3Q21%		3Q20	3Q21%		3Q20	3Q21%
Volume (000 hl)	21,846.9	23,475.4	7.5%	6,602.7	7,248.6	9.8%	28,449.6	30,724.1	8.0%	3,105.2	3,381.9	8.9%	7,858.6	8,780.5	11.7%	2,965.5	2,768.9	-6.6%	42,378.8	45,655.4	7.7%

R$ million
Net revenue	6,650.5	7,730.8	16.2%	1,034.0	1,265.6	22.4%	7,684.5	8,996.5	17.1%	2,064.8	2,397.0	20.4%	2,956.5	4,195.0	54.5%	2,898.7	2,904.1	-2.4%	15,604.5	18,492.6	20.8%
% of total	42.6%	41.8%		6.6%	6.8%		49.2%	48.6%		13.2%	13.0%		18.9%	22.7%		18.6%	15.7%		100.0%	100.0%
COGS	(3,295.6)	(4,106.0)	24.6%	(527.2)	(782.3)	48.4%	(3,822.7)	(4,888.3)	27.9%	(901.4)	(1,103.2)	27.3%	(1,569.9)	(2,086.8)	46.7%	(1,129.1)	(1,174.7)	1.4%	(7,423.1)	(9,253.1)	27.7%
% of total	44.4%	44.4%		7.1%	8.5%		51.5%	52.8%		12.1%	11.9%		21.1%	22.6%		15.2%	12.7%		100.0%	100.0%
Gross profit	3,355.0	3,624.9	8.0%	506.8	483.3	-4.6%	3,861.8	4,108.2	6.4%	1,163.3	1,293.8	15.1%	1,386.6	2,108.2	63.4%	1,769.7	1,729.4	-4.9%	8,181.3	9,239.5	14.6%
% of total	41.0%	39.2%		6.2%	5.2%		47.2%	44.5%		14.2%	14.0%		16.9%	22.8%		21.6%	18.7%		100.0%	100.0%
SG&A	(1,939.4)	(2,475.1)	27.6%	(339.8)	(391.0)	15.0%	(2,279.3)	(2,866.1)	25.7%	(452.0)	(428.7)	0.4%	(830.7)	(1,106.3)	46.4%	(1,040.8)	(990.7)	-7.7%	(4,602.8)	(5,391.8)	19.3%
% of total	42.1%	45.9%		7.4%	7.3%		49.5%	53.2%		9.8%	8.0%		18.0%	20.5%		22.6%	18.4%		100.0%	100.0%
Other operating income/(expenses)	159.8	178.0	11.4%	68.7	67.9	-1.1%	228.4	245.8	7.6%	(5.8)	5.7	nm	(40.0)	13.3	-149.4%	(14.6)	(14.3)	-12.9%	168.0	250.6	52.8%
% of total	95.1%	71.0%		40.9%	27.1%		136.0%	98.1%		-3.5%	2.3%		-23.8%	5.3%		-8.7%	-5.7%		100.0%	100.0%
Normalized EBIT	1,575.3	1,327.7	-15.7%	235.7	160.2	-32.0%	1,810.9	1,488.0	-17.8%	705.5	870.9	26.2%	515.9	1,015.2	107.4%	714.2	724.4	-0.6%	3,746.6	4,098.4	10.6%
% of total	42.0%	32.4%		6.3%	3.9%		48.3%	36.3%		18.8%	21.2%		13.8%	24.8%		19.1%	17.7%		100.0%	100.0%
Normalized EBITDA	2,208.2	2,020.6	-8.5%	319.1	252.7	-20.8%	2,527.3	2,273.3	-10.0%	902.3	1,006.8	14.7%	803.6	1,331.5	76.4%	840.4	857.4	0.0%	5,073.5	5,468.9	9.4%
% of total	43.5%	36.9%		6.3%	4.6%		49.8%	41.6%		17.8%	18.4%		15.8%	24.3%		16.6%	15.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-49.6%	-53.1%		-51.0%	-61.8%		-49.7%	-54.3%		-43.7%	-46.0%		-53.1%	-49.7%		-39.0%	-40.5%		-47.6%	-50.0%
Gross profit	50.4%	46.9%		49.0%	38.2%		50.3%	45.7%		56.3%	54.0%		46.9%	50.3%		61.0%	59.5%		52.4%	50.0%
SG&A	-29.2%	-32.0%		-32.9%	-30.9%		-29.7%	-31.9%		-21.9%	-17.9%		-28.1%	-26.4%		-35.9%	-34.1%		-29.5%	-29.2%
Other operating income/(expenses)	2.4%	2.3%		6.6%	5.4%		3.0%	2.7%		-0.3%	0.2%		-1.4%	0.3%		-0.5%	-0.5%		1.1%	1.4%
Normalized EBIT	23.7%	17.2%		22.8%	12.7%		23.6%	16.5%		34.2%	36.3%		17.5%	24.2%		24.6%	24.9%		24.0%	22.2%
Normalized EBITDA	33.2%	26.1%		30.9%	20.0%		32.9%	25.3%		43.7%	42.0%		27.2%	31.7%		29.0%	29.5%		32.5%	29.6%

Per hectoliter - (R$/hl)
Net revenue	304.4	329.3	8.2%	156.6	174.6	11.5%	270.1	292.8	8.4%	664.9	708.8	10.6%	376.2	477.8	38.3%	977.5	1,048.8	4.5%	368.2	405.0	12.6%
COGS	(150.8)	(174.9)	15.9%	(79.8)	(107.9)	35.2%	(134.4)	(159.1)	18.4%	(290.3)	(326.2)	16.9%	(199.8)	(237.7)	31.3%	(380.7)	(424.3)	8.6%	(175.2)	(202.7)	18.5%
Gross profit	153.6	154.4	0.5%	76.8	66.7	-13.1%	135.7	133.7	-1.5%	374.6	382.6	5.7%	176.4	240.1	47.9%	596.8	624.6	1.9%	193.1	202.4	6.9%
SG&A	(88.8)	(105.4)	18.8%	(51.5)	(53.9)	4.8%	(80.1)	(93.3)	16.4%	(145.6)	(126.8)	-7.8%	(105.7)	(126.0)	32.5%	(351.0)	(357.8)	-1.1%	(108.6)	(118.1)	11.1%
Other operating income/(expenses)	7.3	7.6	3.7%	10.4	9.4	-10.0%	8.0	8.0	-0.3%	(1.9)	1.7	-192.6%	(5.1)	1.5	-141.8%	(4.9)	(5.1)	-6.8%	4.0	5.5	42.3%
Normalized EBIT	72.1	56.6	-21.6%	35.7	22.1	-38.1%	63.7	48.4	-23.9%	227.2	257.5	15.9%	65.7	115.6	87.5%	240.8	261.6	6.4%	88.4	89.8	3.3%
Normalized EBITDA	101.1	86.1	-14.8%	48.3	34.9	-27.9%	88.8	74.0	-16.7%	290.6	297.7	5.3%	102.3	151.6	59.5%	283.4	309.7	7.1%	119.7	119.8	2.1%

Page | 20

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%
Volume (000 hl)	58,380.0	65,249.4	11.8%	18,184.2	20,225.0	11.2%	76,564.2	85,474.4	11.6%	7,943.0	9,806.4	23.5%	22,575.7	26,109.4	15.7%	7,773.0	7,602.9	-2.3%	114,855.9	128,993.2	12.3%

R$ million
Net revenue	17,233.7	21,304.9	23.6%	2,830.6	3,440.3	21.5%	20,064.3	24,745.2	23.3%	4,876.6	7,018.1	37.2%	7,940.3	10,931.6	58.7%	6,941.2	8,148.7	0.5%	39,822.4	50,843.5	28.1%
% of total	43.3%	41.9%		7.1%	6.8%		50.4%	48.7%		12.2%	13.8%		19.9%	21.5%		17.4%	16.0%		100.0%	100.0%
COGS	(8,270.6)	(10,951.0)	32.4%	(1,483.5)	(2,020.3)	36.2%	(9,754.1)	(12,971.4)	33.0%	(2,239.7)	(3,289.9)	40.1%	(4,104.2)	(5,571.8)	52.1%	(2,770.3)	(3,330.7)	2.9%	(18,868.2)	(25,163.7)	33.6%
% of total	43.8%	43.5%		7.9%	8.0%		51.7%	51.5%		11.9%	13.1%		21.8%	22.1%		14.7%	13.2%		100.0%	100.0%
Gross profit	8,963.2	10,353.9	15.5%	1,347.1	1,420.0	5.4%	10,310.3	11,773.9	14.2%	2,637.0	3,728.2	34.8%	3,836.1	5,359.8	65.8%	4,170.9	4,818.0	-1.1%	20,954.2	25,679.8	23.2%
% of total	42.8%	40.3%		6.4%	5.5%		49.2%	45.8%		12.6%	14.5%		18.3%	20.9%		19.9%	18.8%		100.0%	100.0%
SG&A	(5,585.4)	(7,086.3)	26.9%	(972.2)	(1,115.9)	14.8%	(6,557.6)	(8,202.2)	25.1%	(1,131.3)	(1,439.3)	20.9%	(2,348.2)	(2,931.5)	46.6%	(2,470.2)	(2,779.3)	-3.9%	(12,507.2)	(15,352.2)	23.0%
% of total	44.7%	46.2%		7.8%	7.3%		52.4%	53.4%		9.0%	9.4%		18.8%	19.1%		19.8%	18.1%		100.0%	100.0%
Other operating income/(expenses)	407.8	1,519.8	15.6%	124.0	307.6	10.4%	531.8	1,827.4	14.4%	(18.9)	9.8	-148.5%	(65.5)	7.4	-108.7%	(43.2)	(21.0)	-58.1%	404.2	1,823.5	49.7%
% of total	100.9%	83.3%		30.7%	16.9%		131.6%	100.2%		-4.7%	0.5%		-16.2%	0.4%		-10.7%	-1.2%		100.0%	100.0%
Normalized EBIT	3,785.6	4,787.4	-1.2%	498.9	611.6	-11.6%	4,284.5	5,399.0	-2.4%	1,486.8	2,298.7	47.8%	1,422.4	2,435.7	105.5%	1,657.5	2,017.7	4.6%	8,851.2	12,151.1	24.7%
% of total	42.8%	39.4%		5.6%	5.0%		48.4%	44.4%		16.8%	18.9%		16.1%	20.0%		18.7%	16.6%		100.0%	100.0%
Normalized EBITDA	5,673.0	6,726.1	0.1%	759.8	875.7	-7.2%	6,432.7	7,601.8	-0.8%	1,978.7	2,775.2	34.0%	2,249.2	3,289.7	74.6%	1,993.6	2,418.6	4.2%	12,654.2	16,085.4	18.8%
% of total	44.8%	41.8%		6.0%	5.4%		50.8%	47.3%		15.6%	17.3%		17.8%	20.5%		15.8%	15.0%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-48.0%	-51.4%		-52.4%	-58.7%		-48.6%	-52.4%		-45.9%	-46.9%		-51.7%	-51.0%		-39.9%	-40.9%		-47.4%	-49.5%
Gross profit	52.0%	48.6%		47.6%	41.3%		51.4%	47.6%		54.1%	53.1%		48.3%	49.0%		60.1%	59.1%		52.6%	50.5%
SG&A	-32.4%	-33.3%		-34.3%	-32.4%		-32.7%	-33.1%		-23.2%	-20.5%		-29.6%	-26.8%		-35.6%	-34.1%		-31.4%	-30.2%
Other operating income/(expenses)	2.4%	7.1%		4.4%	8.9%		2.7%	7.4%		-0.4%	0.1%		-0.8%	0.1%		-0.6%	-0.3%		1.0%	3.6%
Normalized EBIT	22.0%	22.5%		17.6%	17.8%		21.4%	21.8%		30.5%	32.8%		17.9%	22.3%		23.9%	24.8%		22.2%	23.9%
Normalized EBITDA	32.9%	31.6%		26.8%	25.5%		32.1%	30.7%		40.6%	39.5%		28.3%	30.1%		28.7%	29.7%		31.8%	31.6%

Per hectoliter - (R$/hl)
Net revenue	295.2	326.5	10.6%	155.7	170.1	9.3%	262.1	289.5	10.5%	614.0	715.7	11.2%	351.7	418.7	37.2%	893.0	1,071.8	2.8%	346.7	394.2	14.1%
COGS	(141.7)	(167.8)	18.5%	(81.6)	(99.9)	22.4%	(127.4)	(151.8)	19.1%	(282.0)	(335.5)	13.5%	(181.8)	(213.4)	31.5%	(356.4)	(438.1)	5.3%	(164.3)	(195.1)	18.9%
Gross profit	153.5	158.7	3.4%	74.1	70.2	-5.2%	134.7	137.7	2.3%	332.0	380.2	9.2%	169.9	205.3	43.4%	536.6	633.7	1.2%	182.4	199.1	9.7%
SG&A	(95.7)	(108.6)	13.5%	(53.5)	(55.2)	3.2%	(85.6)	(96.0)	12.0%	(142.4)	(146.8)	-2.1%	(104.0)	(112.3)	26.8%	(317.8)	(365.6)	-1.6%	(108.9)	(119.0)	9.5%
Other operating income/(expenses)	7.0	23.3	-23.7%	6.8	15.2	-14.7%	6.9	21.4	-21.5%	(2.4)	1.0	-139.3%	(2.9)	0.3	-107.5%	(5.6)	(2.8)	-57.1%	3.5	14.1	0.2%
Normalized EBIT	64.8	73.4	-14.5%	27.4	30.2	-24.0%	56.0	63.2	-15.6%	187.2	234.4	19.7%	63.0	93.3	77.7%	213.2	265.4	7.0%	77.1	94.2	9.5%
Normalized EBITDA	97.2	103.1	-12.4%	41.8	43.3	-18.8%	84.0	88.9	-13.1%	249.1	283.0	8.5%	99.6	126.0	51.0%	256.5	318.1	6.6%	110.2	124.7	4.8%

Page | 21

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2020	September 30, 2021

Assets
Current assets
Cash and cash equivalents	17,090.3	17,956.2
Investment securities	1,700.0	2,044.6
Derivative financial instruments	505.9	972.9
Trade receivables	4,303.1	4,512.6
Inventories	7,605.9	9,511.2
Income tax and social contributions receivables	1,759.2	730.5
Other tax receivables	1,527.9	1,295.4
Other assets	850.1	1,173.7
	35,342.6	38,197.1

Non-current assets
Investment securities	213.9	198.3
Derivative financial instruments	3.4	0.1
Income tax and social contributions receivable	4,495.0	3,854.8
Deferred tax assets	4,560.8	5,920.4
Tax receivables	5,695.8	7,501.5
Other assets	2,141.6	2,029.1
Employee benefits	33.6	36.2
Investments in joint ventures	337.4	278.4
Property, plant and equipment	24,768.4	27,231.9
Intangible	7,580.6	8,205.1
Goodwill	40,023.5	41,680.3
	89,854.0	96,936.2

Total assets	125,196.6	135,133.3

Equity and liabilities
Current liabilities
Trade payables	19,339.2	19,413.6
Derivative financial instruments	329.8	336.0
Interest-bearing loans and borrowings	2,738.8	889.3
Bank overdrafts		211.6
Payroll and social security payables	925.5	2,200.0
Dividends and interest on shareholders’ equity payables	2,454.7	1,360.8
Income tax and social contribution payables	1,167.3	1,233.2
Taxes and contributions payables	4,549.5	3,109.6
Other liabilities	1,848.1	2,176.6
Provisions	124.9	176.8
	33,478.0	31,107.3

Non-current liabilities
Trade payables	655.9	628.0
Derivative financial instruments	0.02	0.1
Interest-bearing loans and borrowings	2,053.5	2,138.5
Deferred tax liabilities	3,043.4	2,756.7
Income tax and social contribution payable	1,912.7	1,769.0
Taxes and contributions payable	684.3	689.0
Put option granted on subsidiary and other liabilities	4,226.7	3,764.9
Provisions	447.1	554.2
Employee benefits	3,544.0	3,560.8
	16,567.5	15,861.1

Total liabilities	50,045.5	46,968.5

Equity
Issued capital	57,899.1	58,006.3
Reserves	80,905.6	81,061.3
Comprehensive income	(64,989.0)	(62,882.3)
Retained earnings		10,586.0
Equity attributable to equity holders of Ambev	73,815.6	86,771.2
Non-controlling interests	1,335.5	1,393.6
Total Equity	75,151.1	88,164.8

Total equity and liabilities	125,196.6	135,133.3

Page | 22

CONSOLIDATED INCOME STATEMENT	3Q20	3Q21	YTD20	YTD21
R$ million

Net revenue	15,604.5	18,492.6	39,822.4	50,843.5
Cost of goods sold	(7,423.1)	(9,253.1)	(18,868.2)	(25,163.7)
Gross profit	8,181.3	9,239.5	20,954.2	25,679.8

Distribution expenses	(2,307.7)	(2,533.4)	(6,002.1)	(7,023.8)
Sales and marketing expenses	(1,591.0)	(1,741.8)	(4,453.7)	(4,834.9)
Administrative expenses	(704.1)	(1,116.6)	(2,051.4)	(3,493.5)
Other operating income/(expenses)	168.0	250.6	404.2	1,823.5

Normalized EBIT	3,746.6	4,098.4	8,851.2	12,151.1

Exceptional items	(159.8)	(80.4)	(311.8)	(237.4)

Income from operations (EBIT)	3,586.8	4,018.0	8,539.4	11,913.7

Net finance results	(1,144.8)	(876.2)	(3,475.4)	(2,217.8)
Share of results of joint ventures	(11.0)	(19.3)	(33.9)	(40.9)

Profit before income tax	2,431.0	3,122.5	5,030.1	9,655.0

Income tax expense	(72.1)	590.3	(188.6)	(279.3)

Profit	2,359.0	3,712.7	4,841.5	9,375.6
Equity holders of Ambev	2,274.8	3,552.5	4,593.4	9,063.7
Non-controlling interest	84.2	160.2	248.2	311.9

Basic earnings per share (R$)	0.14	0.23	0.29	0.58
Diluted earnings per share (R$)	0.14	0.22	0.29	0.57

Normalized Profit	2,495.9	3,753.3	5,096.3	9,477.9

Normalized basic earnings per share (R$)	0.15	0.23	0.31	0.58
Normalized diluted earnings per share (R$)	0.15	0.23	0.31	0.58

Nº of basic shares outstanding (million of shares)	15,733.1	15,737.0	15,732.6	15,736.6
Nº of diluted shares outstanding (million if shares)	15,871.5	15,861.1	15,871.1	15,860.7

Page | 23

CONSOLIDATED STATEMENT OF CASH FLOWS	3Q20	3Q21	YTD20	YTD21
R$ million

Profit	2,359.0	3,712.7	4,841.5	9,375.6
Depreciation, amortization and impairment	1,326.9	1,370.5	3,803.1	3,934.2
Impairment losses on receivables and inventories	50.5	65.3	241.3	141.1
Additions/(reversals) in provisions and employee benefits	57.8	50.2	166.1	143.6
Net finance cost	1,144.8	876.2	3,475.4	2,217.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	9.5	(21.3)	(14.9)	(63.7)
Equity-settled share-based payment expense	63.9	108.1	167.9	307.6
Income tax expense	72.1	(590.3)	188.6	279.3
Share of result of joint ventures	11.0	19.3	33.9	40.9
Other non-cash items included in the profit	(480.6)	(439.5)	(1,206.8)	(1,186.3)
Cash flow from operating activities before changes in working capital and provisions	4,614.8	5,151.3	11,696.1	15,190.2
(Increase)/decrease in trade and other receivables	774.5	(518.6)	2,138.3	(759.8)
(Increase)/decrease in inventories	377.4	267.3	(755.2)	(1,973.0)
Increase/(decrease) in trade and other payables	1,083.5	1,279.2	(1,074.4)	335.6
Cash generated from operations	6,850.2	6,179.2	12,004.8	12,792.9
Interest paid	(238.9)	(97.6)	(454.4)	(364.5)
Interest received	(10.2)	114.8	261.5	225.5
Dividends received	1.0	(0.3)	5.6	2.4
Income tax and social contributions paid	477.2	202.1	(1,355.2)	(1,580.8)
Cash flow from operating activities	7,079.4	6,398.2	10,462.2	11,075.5

Proceeds from sale of property, plant, equipment and intangible assets	(5.1)	26.2	42.0	87.8
Proceeds from sale of operations in subsidiaries		(0.0)		0.4
Acquisition of property, plant, equipment and intangible assets	(1,144.8)	(1,699.7)	(3,298.3)	(4,666.8)
Acquisition of subsidiaries, net of cash acquired	(106.9)	18.2	(406.9)	(114.7)
Acquisition of other investments	(7.1)	0.1	(11.4)	(5.2)
(Investments)/net proceeds of debt securities	(1,400.0)	(821.6)	(1,474.9)	(361.2)
Net proceeds/(acquisition) of other assets		0.1		5.0
Cash flow used in investing activities	(2,663.9)	(2,476.7)	(5,149.5)	(5,054.7)

Capital increase				3.4
Capital increase in non-controling			0.7
Proceeds/(repurchase) of shares	(0.1)		(6.1)	(42.8)
Proceeds from borrowings	113.3	116.2	3,573.8	264.9
Repayment of borrowings	(20.9)	(75.4)	(124.7)	(2,289.9)
Cash net finance costs other than interests	(697.5)	302.5	(1,897.0)	(1,484.9)
Payment of lease liabilities	(126.3)	(163.7)	(388.4)	(470.7)
Dividends and interest on shareholders’ equity paid	(130.0)	(24.6)	(181.3)	(1,497.7)
Cash flow from financing activities	(861.5)	155.0	977.0	(5,517.6)

Net increase/(decrease) in Cash and cash equivalents	3,554.0	4,076.5	6,289.7	503.2
Cash and cash equivalents less bank overdrafts at the beginning of the year	16,748.2	13,175.3	11,900.6	17,090.3
Effect of exchange rate fluctuations	679.4	492.8	2,791.3	151.1
Cash and cash equivalents less bank overdrafts at the end of the year	20,981.6	17,744.6	20,981.6	17,744.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer